Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Update on the Announced Combination with PHERECYDES

▪Entry into a definitive merger agreement between ERYTECH and PHERECYDES
▪Completion of a contribution in kind of PHERECYDES shares to ERYTECH
▪Combination with PHERECYDES to be submitted to shareholders' vote on June 23, 2023

Lyon (France) and Cambridge (MA, US), May 15, 2023 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided an update on the announced combination with PHERECYDES.

▪Update on the announced combination with PHERECYDES
In relation with the announced merger of PHERECYDES into ERYTECH (the “Proposed Merger”), ERYTECH and PHERECYDES entered into a merger agreement on May 15, 2023, pursuant to which PHERECYDES will be merged into ERYTECH and PHERECYDES shareholders will receive 15 new ERYTECH shares for every 4 PHERECYDES shares they own (the “Merger Agreement”).

Further to the execution of the Merger Agreement, ERYTECH’s Board of Directors has reiterated its strong opposition to Akkadian Partners’ attempt to take the de facto control of ERYTECH with a view to reject the Proposed Merger and to impose its uncertain and risky projects for the Company.

On March 20, 2023, ERYTECH’s Works Council (Comité Social et Economique) issued a positive opinion on the Proposed Merger, in accordance with applicable laws and regulations.

Finexsi, acting as an independent merger appraiser (commissaire à la fusion), has reviewed the fairness of the exchange ratio for the Proposed Merger and issued its reports on May [15], 2023. In accordance with applicable law, such report will be made publicly available, including on ERYTECH’s website (www.erytech.com).

The annual general meetings of ERYTECH and PHERECYDES shareholders will be called upon to vote on the Proposed Merger on June 23, 2023.

The Proposed Merger is expected to close shortly after the approval by both ERYTECH and PHERECYDES shareholders.

▪Completion of a contribution in kind of PHERECYDES shares to ERYTECH

As announced in ERYTECH’s press release of February 15, 2023, ERYTECH’s board of directors approved on May 5, 2023, the contribution by Elaia Partners, Go Capital and a pool of PHERECYDES shareholders represented by Mr. Guy Rigaud, of 827,132 PHERECYDES shares to ERYTECH in consideration of 3,101,745 newly issued ERYTECH shares (the “Contribution”).

The exchange ratio for the Contribution is the same as for the Proposed Merger.

The Contribution was made in accordance with the delegation of authority granted by the 2022 extraordinary general meeting of ERYTECH shareholders under resolution 29 and on the basis of reports issued by Finexsi, acting as a contribution appraiser (commissaire aux apports), in accordance with Articles L. 225-147, R. 22-10-7 and R. 225-136 of the French Commercial Code as well as AMF recommendation no. 2020-06.
The Contribution has been completed on May 15, 2023.

Elaia Partners, Go Capital and the pool of PHERECYDES shareholders represented by Mr. Guy Rigaud have declared that they intend, together with AURIGA Partners, to act in concert with respect to ERYTECH.

Further to the completion of the Contribution, ERYTECH’s share capital is composed of 34,120,298 shares and 35,620,887 theoretical voting rights (on a non-diluted basis).

Additional details on the terms of the Contribution are set forth hereinafter.

▪Appointment of Didier Hoch and Go Capital as ERYTECH board members

In order to reflect ERYTECH’s new shareholding, Mrs. Mélanie Rolli et Mr. Luc Dochez have tendered their resignation as ERYTECH board members.

As a result Didier Hoch and Go Capital (represented by Mrs Leila Nicolas) have been appointed by the board of directors of ERYTECH by way of cooptation, subject to ratification by the next annual general meeting of ERYTECH and for the remaining duration of their term of office.

Such appointments will not change the contemplated governance of ERYTECH upon completion of the Proposed Merger which will remain in line with the description set out in the press release dated Feb. 15, 2023 (notably, equal number of directors from the current ERYTECH and PHERECYDES boards before completion of the Contribution).

▪Request for the appointment of an ad hoc agent for the purpose of representing absent shareholders to the general meeting of ERYTECH shareholders

In view of the upcoming general meeting of ERYTECH shareholders, ERYTECH intends to file a request with the President of the Commercial Court of Lyon soliciting the appointment of an ad hoc agent (mandataire ad hoc).

The ad hoc agent will represent absent ERYTECH shareholders to ensure that the required quorum is satisfied and the shareholders’ general meeting is allowed to validly resolve on all resolutions set forth on the agenda.
In accordance with the terms of the order to be delivered by the President of the Commercial Court of Lyon, the ad hoc agent will exercise the voting rights attached to the shares of absent shareholders up to the quorum required by applicable law in a neutral way (proportion of 50% positive votes and 50% negative votes for resolutions submitted to the approval of the ordinary general meeting; proportion of 66.66% positive votes and 33.33% negative votes for resolutions submitted to the approval of the extraordinary general meeting). Therefore, voting rights exercised by the ad hoc agent will not have any impact on the result of the vote by the general meeting of ERYTECH shareholders.

Additional details on the Contribution

Contributors	Elaia Partners, Go Capital and a pool of PHERECYDES shareholders represented by Mr. Guy Rigaud
Beneficiary	ERYTECH
Contributed shares	827,132 ordinary shares of PHERECYDES
Total value of the contributed shares	€1,894,132
Number of newly issued ERYTECH shares	3,101,745 ordinary shares of ERYTECH, representing a share capital increase of €310,174.50 and having the same rights and bearing the same obligations as existing ERYTECH shares
Share capital premium
The difference between the total value of the contribution, i.e., €1,894,132, and the nominal amount of the share capital increase, i.e., €310,174.50 euros will constitute a share capital premium (prime d’apport) of €1,583,957.50

Date of the Contribution
The Contribution was approved on May 5, 2023 by ERYTECH’s board of directors pursuant to the delegation of authority granted by resolution 29 of the 2022 extraordinary general meeting ERYTECH shareholders.

Contribution appraiser
In accordance with Articles L. 225-147, R. 22-10-7 and R. 225-136 of the French Commercial Code, Finexsi (represented by Mr Christophe Lambert) was appointed as contribution appraiser (commissaire aux apports), for the preparation of the reports referred to in Articles L. 225-147 and R. 22-10-7 of the French Commercial Code and the AMF recommendation n° 2020-06.

Dilution
Based on a share capital composed of 31,018,553 shares and 32,519,152 theoretical voting rights as of March 31, 2023, the shareholding of a shareholder holding 1% of ERYTECH’s share capital and 1% of ERYTECH’s theoretical voting rights prior to the issuance of the newly issued ERYTECH shares, will be reduced to around 0.91% of ERYTECH’s share capital and around 0.91% of ERYTECH’s theoretical voting rights as a result of the Contribution.

About ERYTECH

ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.
On February 15 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s expectations with respect to effects of the listing transfer of its ADSs to The Nasdaq Capital

Market. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) market reaction to the transfer of the listing of Erytech’s ADSs to The Nasdaq Capital Market; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Capital Market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.